FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of June 01, 2004

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: June 01, 2004	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Reporting Issuer

TAG Oil Ltd. Suite 400, 534 - 17th Ave. S.W. Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about June 01, 2004

Item 3.	Press Release

June 01, 2004, Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Ltd. Announces Financing and Commences 2004 Drilling Campaign

TAG Oil Ltd. (OTCBB: TAGOF), announced today that the South Pacific Drilling Rig #1 will mobilize onto PEP 38741 and commence drilling Honeysuckle-1 on or about June 4, 2004.

Item 5.	Full Description of Material Change

Calgary, Alberta - June 1, 2004 -- /PRNewswire/-- TAG Oil Ltd. (OTCBB: TAGOF), announced today that the South Pacific Drilling Rig #1 will mobilize onto PEP 38741 and commence drilling Honeysuckle-1 on or about June 4, 2004. Located in the heart of the production fairway in the onshore Taranaki Basin, Honeysuckle-1 is the first well of TAG's 2004 multi-well drilling campaign. This will be followed immediately by Miromiro-1, the company's second well situated in nearby Permit 38765.

TAG Oil President and CEO Drew Cadenhead commented, "Honeysuckle-1 and Miromiro-1 have both been delineated with 3-D seismic and provide the company a prudent opening foray into our 2004 exploration campaign. These Mt. Messenger targets possess excellent reservoir qualities as evidenced by Kaimiro and Ngatoro, two offsetting multi-million barrel discoveries. If successful these wells will flow for decades and help ensure debt free participation in our upcoming "high-impact" exploration opportunities."

In other news management announced the completion of a non-brokered restricted private placement financing. The Company issued 542,945 units, consisting of one common share and a full share purchase warrant. There were no fees associated with this private financing and the unit placement, totaling US$905,000 includes a one-year hold period expiring May 4, 2005.

TAG Oil CFO Garth Johnson commented, "Investors' willingness to enter into a one year resale restriction is an important vote of confidence in the company and speaks volumes about our long-term growth potential. The financing provides us with a comfortable cash position and helps ensure TAG Oil will remain debt free as we plan our 2005 exploration operations."

For more information on TAG Oil Ltd. contact Drew Cadenhead, President and CEO at (403) 770-1934 or Garth Johnson, CFO at (604) 682-6496, or visit our website at www.tagoil.com. For further information on the company's recent financing or other regulatory filings please visit www.sec.gov or www.sedar.com.

Item 6.	Reliance on Section 85(2) of the Act

N/A

Item 7.	Omitted Information

None

Item 8.	Senior Officers

Garth Johnson, Corporate Secretary and Chief Financial Officer (604) 682-6496

Item 9.	Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

June 01, 2004	"Garth Johnson" ______________________________ Garth Johnson, Corporate Secretary/Chief Financial Officer Place of Declaration: Vancouver, British Columbia